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N E W S   R E L E A S E
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
INVESTOR CONTACTS:

Larry James                      Suresh Kumar                        Clarence Fu
(1) 408.941.1110                 (1) 408.941.1110                    (65) 6360.4060
jamesl@charteredsemi.com         sureshk@charteredsemi.com           cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                  Chartered Singapore:                Singapore Technologies:
Tiffany Sparks                   Maggie Tan                          Kuan Kwee Jee
(1) 408.941.1185                 (65) 6360.4705                      (65) 6722.1741
tiffanys@charteredsemi.com       tanmaggie@charteredsemi.com         kuankj@st.com.sg
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            CHARTERED APPOINTS JIM NORLING INTERIM PRESIDENT AND CEO

 Electronics Industry Veteran Steps in as Barry Waite Requests Early Retirement

SINGAPORE - APRIL 24, 2002 - Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced that its board of directors has named Jim Norling interim president and CEO, stepping in for Barry Waite who has requested an early retirement to spend more time with his family.

Norling, who has served as deputy chairman since March 2001, will lead Chartered while the board undertakes a global search for a CEO successor for Waite, Chartered's president and CEO since 1998. Waite, who underwent heart surgery one year ago, asked the board to allow him to step down early in light of the Company's improving outlook and the semiconductor industry turnaround.

A well-respected electronics industry veteran, Norling retired in July 2000 from Motorola after a distinguished 35-year career with the electronics giant. Norling held numerous leadership positions at Motorola, the most recent being that of president of the Personal Communications Sector, the then-largest business unit in the company. Norling also held the positions of deputy to the CEO and president of Motorola Europe, Middle East and Africa, and was president of the Semiconductor Products Sector for seven years.

"We are pleased to have Jim lead the organization at this juncture as the foundry industry is entering a new period of growth," said Ho Ching, chairman of Chartered's board of directors. "He is relocating to
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Singapore and will be fully engaged at every level as CEO, deeply involved in
Chartered's day-to-day operations as well as its long-term strategy.

"I would also like to take this opportunity to thank Barry for his numerous contributions to Chartered. Under Barry's tireless leadership, the Chartered team substantially closed the technology gap, broadened its customer base, deepened a core set of strategic relationships through Chartered's unique partnering approach to the foundry model, and built a world-class leadership team. The company is very well positioned today to capitalize on the next phase of foundry industry growth," added Ho Ching.

Chartered has commenced its search to find a CEO successor to Waite. Chartered expects the process to take up to nine months.

"I am happy to be able to contribute to Chartered during this exciting phase of its growth," Norling said. "In 13 months as a board member, I have become very familiar with the company and am impressed with its leadership and strategic direction. The Office of the President structure, put in place two years ago, will help ensure a seamless transition, and it combines a great set of leadership skills and experience. I am ready to roll up my sleeves immediately and focus on building upon the strong and winning momentum that Chartered has."

"It has been my sincere pleasure leading Chartered, and choosing to leave was a difficult decision," said Waite. "I very much appreciate the board honoring my personal request to step down so that I could spend more time with my family. Having worked under Jim Norling for 20 years at Motorola, I know I am leaving Chartered in the best of hands. I have total confidence in Jim and the senior management's ability to lead Chartered during this period and keep the company moving to a new level of achievement."


WEBCAST CONFERENCE CALL

Norling and Waite will host a conference call for the financial community and take questions on the executive change on Friday, April 26, 2002 at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, April 25, 2002). A webcast of this conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at www.charteredsemi.com/investor/index_financial.htm.
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ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook of the semiconductor industry and the appropriateness of our business model and strategy reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; and continued success in our business strategies and technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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